Exhibit 99.1

Höegh LNG Partners LP Reports Preliminary Financial Results for the Quarter Ended December 31, 2017

HAMILTON, Bermuda, February 28, 2018 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") today reported its preliminary financial results for the quarter ended December 31, 2017.

Highlights

•	Reported total time charter revenues of $37.6 million for the fourth quarter of 2017, compared to $23.3 million of time charter revenues for the fourth quarter of 2016
•	Generated operating income of $29.7 million and net income of $25.4 million for the fourth quarter of 2017 compared to operating income of $33.2 million and net income of $24.9 million for the fourth quarter of 2016; operating income and net income were impacted by unrealized gains on derivative instruments for the fourth quarter of 2016 and 2017
•	Excluding the impact of unrealized gains on derivative instruments, net income for the three months ended December 31, 2017 was $20.7 million compared to $8.2 million for the three months ended December 31, 2016. The increase was mainly due to the inclusion of the results from the Höegh Grace and the income tax benefit for the three months ended December 31, 2017
•	Generated Segment EBITDA [1] of $33.7 million for the fourth quarter of 2017 compared to $25.8 million for the fourth quarter of 2016
•	On October 5, 2017, raised proceeds, net of underwriting discounts and expenses, of $110.9 million from the issuance of 4,600,000 Series A cumulative redeemable preferred units
•	On December 1, 2017 acquired the remaining 49% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace
•	On January 26, 2018, commenced an “at-the-market” common and preferred unit offering program (“ATM program”)
•	On February 14, 2018, paid a $0.43 per unit distribution on common and subordinated units with respect to the fourth quarter of 2017, equivalent to $1.72 per unit on an annual basis
•	On February 15, 2018, paid a $0.78993 per unit distribution on the Series A preferred units for the period commencing on October 5, 2017 to February 14, 2018. For subsequent quarters, the preferred unit distribution will be 0.546875 per unit, equivalent to $2.1875 per unit on an annual basis

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: “During the fourth quarter, Höegh LNG Partners’ high-quality, modern assets continued to generate stable cash flows in accordance with their long-term contracts.

We were active throughout the quarter, diversifying our access to growth capital through a $115 million preferred offering on attractive terms, while also expanding our fleet with the acquisition of the remaining 49% interest in the Höegh Grace. In conjunction with a favorable tax effect, the acquisition contributed to the Partnership recording its highest ever distributable cash flow 2. The acquisition increases Höegh LNG Partners’ asset base to three fully owned FSRUs and two joint venture owned FSRUs which represents a doubling in size since IPO. The average remaining contract term on our FSRUs is 11.5 years, with full contracted coverage on the entire fleet through at least 2025.

Since the end of the quarter, Höegh LNG Partners has commenced an “at-the-market” program that enables us to issue both common and preferred units at such times as market conditions are supportive. The program increases balance sheet flexibility and expands our options for funding future growth.”

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $0.9 million and $0.8 million for the three months ended December 31, 2017 and 2016, respectively, (ii) amortization in revenues for above market contracts of $0.9 million and $0.6 million for the three months ended December 31, 2017 and 2016, respectively, (iii) non-controlling interest: amortization in revenues for above market contracts of $0.1 million for the three months ended December 31, 2017, (iv) equity in earnings of JVs: amortization for deferred revenue of $(0.6) million and $(0.5) million for the three months ended December 31, 2017 and 2016, respectively, (v) non-cash revenue: tax paid directly by charterer of $(0.2) million for the three months ended December 31, 2017, or (vi) non-controlling interest: non-cash revenue of $0.03 million for the three months ended December 31, 2017.

2 Distributable cash flow is a non-GAAP liquidity measure used by investors to compare cash generating performance to the cash distributions to the unitholders. Please see Appendix B for a reconciliation of Distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP financial measure for liquidity.

1

Financial Results Overview

As of January 1, 2017, the Partnership began consolidating Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace (the “Höegh Grace entities”) as a result of the acquisition of a 51% interest in the Höegh Grace entities. As of January 1, 2017, the revenues, expenses and net income in the consolidated income statement included 100% of the results of the Höegh Grace entities. From January 1, 2017 until November 30, 2017, the consolidated income statement was reduced by the non-controlling interest in net income to arrive at the limited partners’ interest in net income which reflected the Partnership’s 51% interest in the net income of the Höegh Grace entities. Similarly, all of the assets and liabilities on the consolidated balance sheet included 100% of the Höegh Grace entities’ assets and liabilities. Until December 1, 2017, total equity was split between partners’ capital (which included the Partnership’s 51% interest in the net assets of the Höegh Grace entities) and the non-controlling interest. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in the Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities.

The Partnership reported net income for the three months ended December 31, 2017 of $25.4 million, an increase of $0.5 million from net income of $24.9 million for the three months ended December 31, 2016. The net income for the three months ended December 31, 2017 and 2016 were impacted by unrealized gains on derivative instruments mainly on the Partnership's share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains on derivative instruments, net income for the three months ended December 31, 2017 would have been $20.7 million, an increase of $12.5 million from $8.2 million for the three months ended December 31, 2016. The increase is mainly due to the inclusion of the Höegh Grace entities from January 1, 2017 and the income tax benefit for the three months ended December 31, 2017 compared with income tax expense for the three months ended December 31, 2016.

The Limited partners’ interest in net income, which includes the Partnership’s 51% interest in the Höegh Grace entities from October 1, 2017 to November 30, 2017 and the Partnership’s 100% interest in the Höegh Grace entities for December 2017, was $20.9 million for the three months ended December 31, 2017, a decrease of $4.0 million from net income of $24.9 million for the three months ended December 31, 2016. Preferred unitholders’ interest in net income of $2.5 million for the three months ended December 31,2017 was attributable to the issuance of preferred units on October 5, 2017. Non-controlling interest in net income of $2.0 million for the three months ended December 31, 2017 was attributable to non-controlling interest for the 49% interest in the Höegh Grace entities not owned by the Partnership in October and November 2017.

Total revenues are comprised of time charter revenues related to the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace for the three months ended December 31, 2017 and the PGN FSRU Lampung and the Höegh Gallant for the three months ended December 31, 2016. Time charter revenues for the three months ended December 31, 2017 were $37.6 million, an increase of $14.3 million from $23.3 million for the three months ended December 31, 2016. The increase mainly relates to the revenue for the Höegh Grace which was consolidated on January 1, 2017. Excluding the revenue for the Höegh Grace, time charter revenues increased by $1.0 million due to higher one-off revenues following the conclusion of an audit for the amount the charterer would reimburse for certain 2014 and 2015 costs for the PGN FSRU Lampung which were partly offset by lower revenues for the Höegh Gallant.

With the exception of the 7 days off-hire for planned maintenance for the Höegh Gallant and minor amounts of reduced hire for the Neptune, all FSRUs were on hire for the entire fourth quarter of 2017. On October 28, 2017, the GDF Suez Cape Ann arrived in Tianjin, China to serve as an FSRU pursuant to a sub-charter made by its charterer.

Total operating expenses for the three months ended December 31, 2017 were $14.0 million, an increase of $5.3 million, compared with $8.7 million for the three months ended December 31, 2016. The increase reflects approximately $4.7 million of higher operating expenses due to the inclusion of the Höegh Grace and higher operating expenses for the Höegh Gallant and PGN FSRU Lampung mainly due to variations between periods in deliveries of spare parts and consumable goods and certain maintenance costs.

Equity in earnings of joint ventures for the three months ended December 31, 2017 was $6.1 million, a decrease of $12.5 million from equity in earnings of $18.6 million for the three months ended December 31, 2016. The joint ventures own the Neptune and the GDF Suez Cape Ann. Unrealized gains on derivative instruments in the joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended December 31, 2017 and 2016. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings of joint ventures. Excluding the unrealized gains for the three months ended December 31, 2017 and 2016, the equity in earnings would have been $2.4 million for the three months ended December 31, 2017, a decrease of $0.1 million compared to equity in earnings of $2.5 million for the three months ended December 31, 2016.

2

Operating income for the three months ended December 31, 2017 was $29.7 million, a decrease of $3.5 million from operating income of $33.2 million for the three months ended December 31, 2016. Excluding the impact of the unrealized gains on derivative instruments for the three months ended December 31, 2017 and 2016 impacting the equity in earnings (losses) of joint ventures, operating income for the three months ended December 31, 2017 would have been $26.0 million, an increase of $8.9 million from $17.1 million for the three months ended December 31, 2016. The increase for the three months ended December 31, 2017 is mainly due to the inclusion of the results of the Höegh Grace consolidated as of January 1, 2017.

Segment EBITDA 1 was $33.7 million for the three months ended December 31, 2017, an increase of $7.9 million from $25.8 million for the three months ended December 31, 2016.

Total financial expense, net for the three months ended December 31, 2017 was $6.4 million, an increase of $0.5 million from $5.9 million for the three months ended December 31, 2016. The higher total financial expense, net was mainly due to higher interest expense of $0.7 million principally as a result of higher outstanding loan balances following the acquisition of the Höegh Grace entities. The gain on derivative instruments was $1.0 million for the three months ended December 31, 2017, compared with $0.7 million for the three months ended December 31, 2016. The gains on derivative instruments relate to the ineffective portion of the hedge of the interest rate swaps related to the credit facilities that finance the PGN FSRU Lampung (the “Lampung facility”), the Höegh Gallant (the “Gallant facility”) and the Höegh Grace (the “Grace facility”). The interest rate swaps are designated as cash flow hedges of the variable interest payments on the Lampung, Gallant and Grace facilities and the effective portion of the changes in fair value of the hedges are recorded in other comprehensive income.

Income tax benefit was $2.1 million for the three months ended December 31, 2017, an increase of $4.5 million from income tax expense of $2.4 million for the three months ended December 31, 2016. During 2015, the Indonesian Minister of Finance introduced new regulations effective for 2016 that limited the amount of interest expense that was deductible for current income taxes where the taxpayer’s debt to equity ratio exceeds 4:1. Certain industries, including the infrastructure industry, were exempted from the debt to equity ratio requirements. Although the “infrastructure industry” was not defined in the new regulations, additional guidance was expected to be provided by the Indonesian tax authorities during 2016. Because no subsequent guidance had been issued, the Partnership's subsidiary in Indonesia filed its 2016 tax return applying the limitations on the deductibility of interest expense. This increased taxable income and income tax expense of the Partnership's Indonesian subsidiary for the year ended December 31, 2016 and for the accrued current income tax expenses for the nine months ended September 30, 2017. Following an evaluation of how the application of the infrastructure industry exemption was being applied, it was concluded that the infrastructure exemption did apply to the Indonesian subsidiary. Accordingly, the 2016 tax return was amended without the limitation of interest expense which reduced taxable income and eliminated the current income tax expense for 2016. The current income tax expense for the year end December 31, 2017 applied the same exemption. As a result of the amended 2016 tax return and application of the infrastructure industry exemption for the year end December 31, 2017, a one-time income tax benefit was recorded for the three months ended December 31, 2017. Application of the infrastructure exemption in subsequent periods will result in lower current income tax expense than would have applied with the limitation on the deductibility of the interest expense.

Segments

The Partnership has two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). The two segments are the “Majority held FSRUs” and the “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to the Partnership’s joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million sponsor credit facility are included in “Other.”

For the three months ended December 31, 2017, Majority held FSRUs include the direct financing lease for the long-term time charter with PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”) related to the PGN FSRU Lampung and the operating leases related to the 100% owned Höegh Gallant that operates under a long-term charter with Höegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG, and the Höegh Grace that operates under a long term time charter with Sociedad Portuaria El Cayao S.A. E.S.P. (“SPEC”). EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”). For the three months ended December 31, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant.

For the three months ended December 31, 2017 and 2016, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long-term charters with one charterer, GDF Suez Global LNG Supply SA, a subsidiary of ENGIE.

The Partnership measures its segment profit based on Segment EBITDA. Segment EBITDA is reconciled to operating income and net income for each segment in the tables included in “Unaudited Segment Information for the Quarter Ended December 31, 2017 and 2016” beginning on page 21.

3

Segment EBITDA for the Majority held FSRUs for the three months ended December 31, 2017 was $27.2 million, an increase of $7.9 million from $19.3 million for the three months ended December 31, 2016 primarily due to the inclusion of the results of the Höegh Grace entities from January 1, 2017. Contributions to Segment EBITDA from the PGN FSRU Lampung also improved mainly due to higher one-off revenues as a result of the conclusion of an audit for the amount the charterer would reimburse for certain 2014 and 2015 costs which was largely offset by lower contributions to Segment EBITDA from the Höegh Gallant as a result of off-hire days and expenses associated with scheduled maintenance.

Segment EBITDA for the Joint venture FSRUs for the three months ended December 31, 2017 was $8.3 million, a decrease of $0.3 million from $8.6 million for the three months ended December 31, 2016. The decrease was primarily due to lower project activities for the charterer resulting in lower revenues and somewhat lower expenses for the three months ended December 31, 2017 compared with the corresponding period of 2016. As of September 30, 2017, the joint ventures recorded accruals for the probable liability for boil-off claims from the charterer under the Neptune and the GDF Suez Cape Ann time charters. The Partnership's 50% share of the accrual was approximately $11.9 million recorded in the third quarter of 2017. The accrual was unchanged in the fourth quarter of 2017. The parties have begun the process to refer the claim to arbitration. As discussed further below, the settlement of the claim, if any, would be indemnified by Höegh LNG Holdings Ltd. (“Höegh LNG”).

For Other, administrative expenses and Segment EBITDA for the three months ended December 31, 2017 were $1.7 million, a decrease of $0.4 million from $2.1 million for the three months ended December 31, 2016. The decrease in expenses mainly related to lower audit and legal fees for the three months ended December 31, 2017 compared with the three months ended December 31, 2016. The higher audit and legal fees for the three months ended December 31, 2016, were mainly associated with the common unit offering in December 2016, preparation for the acquisition of the 51% interest in the Höegh Grace entities and the filing of financial statements for the Höegh Grace entities to be acquired.

Financing and Liquidity

As of December 31, 2017, the Partnership had cash and cash equivalents of $22.7 million and $33.2 million as an undrawn portion of the $85 million revolving credit facility. Current restricted cash for operating obligations of the PGN FSRU Lampung was $7.0 million and long-term restricted cash required under the Lampung facility was $13.6 million as of December 31, 2017. During the fourth quarter of 2017, the Partnership made quarterly repayments of $4.8 million on the Lampung facility, $3.3 million on the Gallant facility and $3.3 million on the Grace facility.

The Partnership’s book value and outstanding principal of total long-term debt was $532.1 million and $537.5 million, respectively, as of December 31, 2017, including long-term debt financing of the FSRUs and $51.8 million on the revolving credit facility due to owners and affiliates.

On October 5, 2017, the Partnership issued 4,600,000 8.75% Series A cumulative redeemable preferred units ("Series A preferred units") for proceeds, net of underwriting discounts and expenses, of $110.9 million. The distribution rate on the Series A preferred unit is 8.75% per annum on the $25.00 value per unit (equivalent to $2.1875 per annum per unit). The distributions are cumulative from October 5, 2017 and are payable quarterly when, and if, declared by the Partnership’s board of directors (the “Board”) out of legally available funds for such purpose.

On October 6, 2017, the Partnership repaid the outstanding balances of $34.4 million and $24.3 million on the seller's credit note and revolving credit facility, respectively, from the proceeds of the Series A preferred unit offering.

On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities from a subsidiary of Höegh LNG. The purchase price for the acquisition was $86.7 million, including certain post-closing adjustments for net working capital. The Partnership settled the purchase price with cash of $45.3 million from the issuance of the Series A preferred units and drew $41.4 million on the revolving credit facility.

During December 2017, the Partnership drew $10.0 million for general partnership purposes and approximately $0.4 million for accrued interest on the revolving credit facility.

4

The long-term debt financing of the FSRUs is repayable in quarterly installments of $11.4 million. As of December 31, 2017, the Partnership’s total current liabilities exceeded total current assets by $17.4 million, which is partly a result of mark-to market valuations of the Partnership’s interest rate swaps (derivative instruments) of $2.0 million and the current portion of long-term debt of $45.5 million being classified current while the restricted cash of $13.6 million associated with the Lampung facility is classified as a long-term asset. The Partnership does not plan to terminate the interest rate swaps before their maturity and, as a result, the Partnership will not realize these liabilities. Further, the current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months’ net liabilities. The Partnership believes its current resources, including the undrawn balance under the revolving credit facility, are sufficient to meet the Partnership’s working capital requirements for its current business for the next twelve months.

As of December 31, 2017, the Partnership did not have material commitments for capital or other expenditures for its current business. For the joint ventures, the charterer plans to use the GDF Suez Cape Ann for a project in India expected to commence in 2018. The vessel will be drydocked and fitted with certain modifications prior to the project start which will be compensated by the charterer. The joint ventures also have a probable liability for exceeding historical minimum performance standards for a boil-off claim under the time charters. The Partnership's 50% share of the accrual was approximately $11.9 million as of December 31, 2017. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. It is estimated that the Partnership's 50% share of the excess boil-off claim could range from zero or negligible amounts to approximately $29 million. To the extent that the excess boil-off claims result in a settlement, the Partnership would be indemnified by Höegh LNG for its share of the cash impact of any settlement. However, other concessions or capital improvements, if any, would not be expected to be indemnified. Pending resolution of the boil-off claims, the joint ventures have suspended payment on their shareholder loans.

As of December 31, 2017, the Partnership had outstanding interest rate swap agreements for a total notional amount of $415.3 million to hedge against the interest rate risks of its long-term debt under the Lampung, Gallant and Grace facilities. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays fixed rates of 2.8%, 1.9% and 2.3% for the Lampung, Gallant and Grace facilities, respectively. The carrying value of the liability for derivative instruments was $3.9 million as of December 31, 2017. The effective portion of the changes in fair value of the interest rate swaps are recorded in other comprehensive income. The gain on the derivative instruments for the three months ended December 31, 2017 was $1.0 million, an increase of $0.3 million from $0.7 million for the three months ended December 31, 2016. The gain on derivative instruments for the three months ended December 31, 2017 related to the interest rate swaps for the Lampung, Gallant and Grace facilities, while the gain for the three months ended December 31, 2016 related to the Lampung and Gallant facilities.

The Partnership's share of the joint ventures is accounted for using the equity method. As a result, the Partnership's share of the joint ventures' cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the line "accumulated losses in joint ventures" on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

Höegh LNG made indemnification payments for certain 2014 invoices covering, among other things, the reimbursement of certain costs, and for non-budgeted expenses for 2014 and 2015 related to the PGN FSRU Lampung which were refundable to the extent that they were recovered from the charterer. As a result of the conclusion of the audit for the amount the charterer would reimburse for certain 2014 and 2015 for the PGN FSRU Lampung, the Partnership is refunding $4.0 million of the previous indemnification payments to Höegh LNG.

On November 14, 2017, the Partnership paid a cash distribution of $14.4 million, or $0.43 per common and subordinated unit, with respect to the third quarter of 2017, equivalent to $1.72 per unit on an annualized basis.

On January 26, 2018, the Partnership entered into a sale agreement with B. Riley FBR Inc. (the "Agent"). Under the terms of the sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of "at-the market" common and Series A preferred units (the "ATM program"), from time to time, through the Agent.

On February 13, 2018, the Partnership drew $5.4 million on the revolving credit facility.

On February 14, 2018, the Partnership paid a cash distribution of $14.4 million, or $0.43 per common and subordinated unit, with respect to the fourth quarter of 2017, equivalent to $1.72 per unit on an annual basis.

On February 15, 2018, the Partnership paid a cash distribution of $3.7 million, or $0.78993 per Series A preferred unit, for the period commencing on October 5, 2017 to February 14, 2018.

5

Cash Flows

Net cash provided by operating activities was $21.5 million for the three months ended December 31, 2017, an increase of $16.0 million compared with $5.5 million for the three months ended December 31, 2016. Before changes in working capital, net cash flows were $23.7 million for the three months ended December 31, 2017, an increase of $10.9 million compared with $12.8 million for the three months ended December 31, 2016. The increase was mainly attributable to the inclusion of the cash flows from the Höegh Grace entities for the three months ended December 31, 2017. Changes in working capital contributed negatively to net cash provided by operating activities by $2.1 million for the three months ended December 31, 2017 compared with a negative contribution of $7.4 million for the three months ended December 31, 2016. The negative working capital impact was mainly due to repayment of $6.6 million to settle the working capital adjustment from the acquisition of the Höegh Gallant in the fourth quarter of 2016.

Net cash used in investing activities was $44.4 million for the three months ended December 31, 2017, a decrease of $46.0 million compared to $90.4 million for the three months ended December 31, 2016. For the three months ended December 31, 2017, the main expenditure was the cash payment of $45.3 million for the acquisition of the remaining 49% interest in the Höegh Grace entities. The rest of the purchase price of $41.4 million was a non-cash transaction financed by draws on the revolving credit facility. For the three months ended December 31, 2016, the cash used in investing activities primarily related to $91.8 million in cash designated for the January 2017 acquisition of a 51% ownership interest in the Höegh Grace entities.

Net cash provided by financing activities for the three months ended December 31, 2017 was $27.0 million, a decrease of $56.0 million compared to net cash used in financing activities of $83.0 million for the three months ended December 31, 2016. For the three months ended December 31, 2017, net proceeds of $110.9 million were received from the issuance of the series A preferred units compared with net proceeds of $111.5 million from the issuance of common units for the three months ended December 31, 2016. The main reasons for the decrease were higher repayments of $46.1 million of the seller’s credit and the revolving credit facility, higher repayments of long-term debt of $3.3 million due to the inclusion of the Grace facility, the increase in cash distributions to common unitholders of $3.5 million, cash distributions to non-controlling interests of $3.6 million and higher repayments of a customer loan of $3.8 million, partially offset by higher draws on the revolving credit facility of $6.8 million for the three months ended December 31, 2017 compared with the three months ended December 31, 2016.

As a result of the foregoing, cash and cash equivalents increased by $4.1 million for the three months ended December 31, 2017 and decreased by $1.9 million for the three months ended December 31, 2016.

Outlook

Following the closing of the acquisition of the remaining 49% ownership interest in the Höegh Grace entities on December 1, 2017, management anticipates recommending to the Board an increase in the Partnership’s distribution to common and subordinated units with respect to the quarter ending March 31, 2018. Any such increase would be conditioned upon, among other things, the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

Höegh LNG has an available FSRU, the Höegh Giant (HHI Hull No. 2552), which was delivered from the shipyard on April 27, 2017 and is operating on a short term contract that commenced on February 7, 2018 with Gas Natural SGD, SA (“Gas Natural Fenosa”). Höegh LNG has three FSRUs on order. Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase the Höegh Giant, HHI Hull No. 2865, and HHI Hull No. 2909 and SHI Hull No.2220 (under a shipbuilding contract with Samsung Heavy Industries (“SHI”)) following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price.

6

Höegh LNG is or has been actively pursuing the following projects. The Partnership may have the opportunity in the future to acquire the FSRUs listed above, when allocated to and operating under a charter of five years or more, for one of the following projects:

•	On May 26, 2015, Höegh LNG signed a contract with Penco LNG to provide an FSRU to service the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is for a period of 20 years and is subject to Penco LNG’s completing financing and obtaining necessary environmental approvals. In February 2017, Penco LNG informed Höegh LNG that the environmental approval had been halted by the legal system in Chile which is expected to delay permitting, the infrastructure project and the commencement of the FSRU contract.

•	On December 1, 2016, Höegh LNG signed an FSRU contract with Quantum Power Ghana Gas Limited (“Quantum Power”) for the Tema LNG import terminal located close to Accra in Ghana (“Tema LNG Project”). The contract is for a period of 20 years with a five-year extension option for the charterer. The contract is subject to Quantum Power obtaining government approval, financing and both parties’ board approval. Since the government approval has not been obtained and the process remains unclear, there can be no assurance that the government approval will be obtained or the timeline for such an approval decision.

•	On December 15, 2016, Höegh LNG signed an FSRU contract with Global Energy Infrastructure Limited (“GEI”) for GEI’s LNG import project in Port Qasim near Karachi, Pakistan, which was conditional on GEI putting in place the associated infrastructure required to connect the FSRU to domestic pipeline grid. A consortium was formed with the intention to build, finance and operate the infrastructure. However, in November 2017, the consortium concluded that no agreement with GEI could be reached and the consortium was consequently dissolved. On November 24, 2017, Höegh LNG announced that it had terminated the FSRU contract with GEI.

•	On July 18, 2017, Höegh LNG signed a memorandum of understanding with Qatar Gas Transport Company Ltd., known as Nakilat, with the aim of jointly developing new FSRU projects, where the LNG is sourced from Qatar. The structure is expected to be joint ventures to own and operate FSRUs for the joint projects.

There can be no assurance that the Partnership will purchase any of these additional FSRUs.

7

Presentation of Fourth Quarter 2017 Results

A presentation will be held today, Wednesday, February 28, 2018, at 08:30 A.M. (ET) to discuss financial results for the fourth quarter of 2017. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/24726

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until March 7, 2018.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10117469

8

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

●	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

●	the Partnership’s distribution policy and ability to make cash distributions on its units or any increases in the quarterly distributions on the Partnership’s common units;

●	the anticipated review by Höegh LNG of the IDR structure and changes, if any, of such a review;

●	restrictions in the Partnership’s debt agreements and pursuant to local laws on the Partnership’s joint ventures’ and the Partnership’s subsidiaries’ ability to make distributions;

●	the Partnership’s ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

●	the ability of Höegh LNG to satisfy its indemnification obligations to the Partnership;

●	the Partnership’s ability to integrate and realize the anticipated benefits from acquisitions;

●	the Partnership’s anticipated growth strategies;

●	the Partnership’s anticipated receipt of dividends and repayment of shareholder loans and other indebtedness from subsidiaries and joint ventures;

●	effects of volatility in global prices for crude oil and natural gas;

●	the effect of the worldwide economic environment;

●	turmoil in the global financial markets;

●	fluctuations in currencies and interest rates;

●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in the Partnership’s operating expenses, including drydocking and insurance costs;

●	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

●	the future financial condition of the Partnership’s existing or future customers;

●	the Partnership’s ability to make additional borrowings and to access public equity and debt capital markets;

9

●	planned capital expenditures and availability of capital resources to fund capital expenditures;

●	the exercise of purchase options by the Partnership’s customers;

●	the Partnership’s ability to maintain long-term relationships with its customers;

●	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

●	the Partnership’s continued ability to enter into long-term, fixed-rate charters;

●	the operating performance of the Partnership’s vessels and any related claims by customers;

●	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

●	expected pursuit of strategic opportunities, including the acquisition of vessels;

●	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;

●	timely acceptance of the Partnership’s vessels by their charterers;

●	termination dates and extensions of charters;

●	the cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by the Partnership’s charterers applicable to its business;

●	demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership’s vessels in particular;

●	availability of skilled labor, vessel crews and management;

●	the Partnership’s incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;

●	the anticipated taxation of the Partnership and distributions to unitholders;

●	estimated future maintenance and replacement capital expenditures;

●	the Partnership’s ability to retain key employees;

●	customers’ increasing emphasis on environmental and safety concerns;

●	potential liability from any pending or future litigation;

●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

●	future sales of the Partnership’s units in the public market;

●	the Partnership’s business strategy and other plans and objectives for future operations;

●	the Partnership’s ability to successfully remediate any material weaknesses in its internal control over financial reporting and the Partnership’s disclosure controls and procedures; and

●	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2016 and subsequent quarterly reports on Form 6-K.

10

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

11

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
REVENUES
Time charter revenues	$37,574	23,308	143,531	$91,107
Total revenues	37,574	23,308	143,531	91,107
OPERATING EXPENSES
Vessel operating expenses	(6,077)	(3,372)	(23,791)	(16,080)
Construction contract expenses	—	—	(151)	(315)
Administrative expenses	(2,622)	(2,682)	(9,910)	(9,718)
Depreciation and amortization	(5,265)	(2,639)	(21,054)	(10,552)
Total operating expenses	(13,964)	(8,693)	(54,906)	(36,665)
Equity in earnings (losses) of joint ventures	6,102	18,632	5,139	16,622
Operating income (loss)	29,712	33,247	93,764	71,064
FINANCIAL INCOME (EXPENSE), NET
Interest income	159	160	500	857
Interest expense	(6,858)	(6,135)	(30,085)	(25,178)
Gain (loss) on derivative instruments	982	661	2,463	1,839
Other items, net	(718)	(554)	(3,574)	(3,333)
Total financial income (expense), net	(6,435)	(5,868)	(30,696)	(25,815)
Income (loss) before tax	23,277	27,379	63,068	45,249
Income tax benefit (expense)	2,104	(2,446)	(3,878)	(3,872)
Net income (loss)	$25,381	24,933	59,190	$41,377
Non-controlling interest in net income	1,953	—	10,408	—
Preferred unitholders’ interest in net income	2,480	—	2,480	—
Limited partners' interest in net income (loss)	$20,948	24,933	46,302	$41,377

Earnings per unit
Common unit public (basic and diluted)	$0.63	$1.04	$1.37	$1.58
Common unit Höegh LNG (basic and diluted)	$0.64	$0.76	$1.44	$1.52
Subordinated unit (basic and diluted)	$0.65	$0.76	$1.45	$1.52

12

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31,	December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$22,679	$18,915
Restricted cash	6,962	8,055
Trade receivables	7,563	2,088
Amounts due from affiliates	4,286	4,237
Advances to joint ventures	—	6,275
Inventory	668	697
Current portion of net investment in direct financing lease	3,806	3,485
Prepaid expenses and other receivables	462	609
Total current assets	46,426	44,361
Long-term assets
Restricted cash	13,640	14,154
Cash designated for acquisition	—	91,768
Vessels, net of accumulated depreciation	679,041	342,591
Other equipment	604	592
Intangibles and goodwill	24,370	16,241
Advances to joint ventures	3,263	943
Net investment in direct financing lease	282,820	286,626
Long-term deferred tax asset	204	791
Derivative instruments	228	—
Other long-term assets	8,363	12,400
Total long-term assets	1,012,533	766,106
Total assets	$1,058,959	$810,467

13

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31,	December 31,
	2017	2016
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$45,458	$32,208
Trade payables	381	972
Amounts due to owners and affiliates	1,417	1,374
Value added and withholding tax liability	1,511	796
Derivative instruments	2,015	3,534
Accrued liabilities and other payables	13,042	18,932
Total current liabilities	63,824	57,816
Long-term liabilities
Accumulated losses of joint ventures	20,746	25,886
Long-term debt	434,845	300,440
Revolving credit and seller’s credit due to owners and affiliates	51,832	43,005
Derivative instruments	2,102	3,511
Long-term tax liability	—	2,228
Long-term deferred tax liability	5,158	1,556
Other long-term liabilities	5,793	11,235
Total long-term liabilities	520,476	387,861
Total liabilities	584,300	445,677
EQUITY
8.75% Series A Preferred Units	113,404	—
Common units public	317,149	321,091
Common units Höegh LNG	6,513	6,849
Subordinated units	40,341	42,586
Accumulated other comprehensive income (loss)	(2,748)	(5,736)
Total partners' capital	474,659	364,790
Non-controlling interest	—	—
Total equity	474,659	364,790
Total liabilities and equity	$1,058,959	$810,467

14

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended December 31,
	2017	2016
OPERATING ACTIVITIES
Net income (loss)	$25,381	$24,933
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,265	2,639
Equity in losses (earnings) of joint ventures	(6,102)	(18,632)
Changes in accrued interest income on advances to joint ventures	(65)	1,009
Amortization of deferred debt issuance cost and fair value of debt assumed	198	467
Amortization in revenue for above market contract	915	605
Changes in accrued interest expense	331	(22)
Net currency exchange losses (gains)	(7)	(129)
Unrealized loss (gain) on derivative instruments	(982)	(661)
Non-cash revenue: tax paid directly by charterer	(229)	—
Non-cash income tax expense: tax paid directly by charterer	229	—
Deferred tax expense and uncertain tax position	(1,446)	2,347
Other adjustments	167	289
Changes in working capital:
Restricted cash	3,241	(1,013)
Trade receivables	68	(77)
Inventory	(19)	16
Prepaid expenses and other receivables	639	(240)
Trade payables	(8)	369
Amounts due to owners and affiliates	112	(7,659)
Value added and withholding tax liability	1,547	847
Accrued liabilities and other payables	(7,714)	391
Net cash provided by (used in) operating activities	21,521	5,479

INVESTING ACTIVITIES
Expenditure for purchase of Höegh Grace entities	(45,300)	—
Decrease in restricted cash designated for purchase of the Höegh Grace entities	—	(91,768)
Expenditure for vessel and other equipment	(2)	—
Receipts from repayment of principal on advances to joint ventures	—	534
Receipts from repayment of principal on direct financing lease	900	825
Net cash provided by (used in) investing activities	$(44,402)	$(90,409)

15

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended December 31,
	2017	2016
FINANCING ACTIVITIES
Proceeds from loans and promissory notes due to owners and affiliates	$10,030	$3,200
Repayment of long-term debt	(11,364)	(8,051)
Repayment of amounts due to owners and affiliates	(58,705)	(12,617)
Repayment of customer loan for funding of value added liability on import	(4,620)	(851)
Net proceeds from issuance of common units	—	111,529
Net proceeds from issuance of 8.75% Series A Preferred Units	110,924	—
Cash distributions to limited partners	(14,442)	(10,972)
Cash distributions to non-controlling interest	(3,577)	—
Proceeds from indemnifications received from Höegh LNG	—	698
Repayment of indemnifications received from Höegh LNG	(1,534)	—
Decrease in restricted cash	282	104
Net cash provided by (used in) financing activities	26,994	83,040

Increase (decrease) in cash and cash equivalents	4,113	(1,890)
Cash and cash equivalents, beginning of period	18,566	20,805
Cash and cash equivalents, end of period	$22,679	$18,915

16

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2017 AND 2016

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the three months ended December 31, 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung, the operating leases related to the Höegh Gallant and the Höegh Grace. For the three months ended December 31, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant.

As of December 31, 2017 and 2016, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note and the tables below to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidates 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership was reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation below. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities. The following tables include the results for the segments for the three months ended December 31, 2017 and 2016.

17

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2017

(in thousands of U.S. dollars)

	Three months ended December 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$37,574	10,557	—	48,131	(10,557)	(1)	$37,574
Total revenues	37,574	10,557	—	48,131			37,574
Operating expenses	(6,986)	(2,292)	(1,713)	(10,991)	2,292	(1)	(8,699)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,102	(1)	6,102
Less: Non-controlling interest in Segment EBITDA	(3,438)	—	—	(3,438)	3,438	(2)	—
Segment EBITDA	27,150	8,265	(1,713)	33,702
Add: Non-controlling interest in Segment EBITDA	3,438	—	—	3,438	(3,438)	(2)	—
Depreciation and amortization	(5,265)	(2,435)	—	(7,700)	2,435	(1)	(5,265)
Operating income (loss)	25,323	5,830	(1,713)	29,440			29,712
Gain (loss) on derivative instruments	982	3,681	—	4,663	(3,681)	(1)	982
Other financial income (expense), net	(7,047)	(3,409)	(370)	(10,826)	3,409	(1)	(7,417)
Income (loss) before tax	19,258	6,102	(2,083)	23,277	—		23,277
Income tax benefit (expense)	2,088	—	16	2,104	—		2,104
Net income (loss)	$21,346	6,102	(2,067)	25,381	—		$25,381
Non-controlling interest in net income	1,953	—	—	1,953	—		1,953
Preferred unitholders’ interest in net income	—	—	—	—	2,480	(3)	2,480
Limited partners' interest in net income (loss)	$19,393	6,102	(2,067)	23,428	(2,480)	(3)	$20,948

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.

(3)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

18

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2016

(in thousands of U.S. dollars)

	Three months ended December 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$23,308	11,218	—	34,526	(11,218)	$23,308
Total revenues	23,308	11,218	—	34,526		23,308
Operating expenses	(3,999)	(2,626)	(2,055)	(8,680)	2,626	(6,054)
Equity in earnings (losses) of joint ventures	—	—	—	—	18,632	18,632
Segment EBITDA	19,309	8,592	(2,055)	25,846
Depreciation and amortization	(2,639)	(2,395)	—	(5,034)	2,395	(2,639)
Operating income (loss)	16,670	6,197	(2,055)	20,812		33,247
Gain (loss) on derivative instruments	661	16,120	—	16,781	(16,120)	661
Other financial income (expense), net	(5,412)	(3,685)	(1,117)	(10,214)	3,685	(6,529)
Income (loss) before tax	11,919	18,632	(3,172)	27,379	—	27,379
Income tax expense	(2,430)	—	(16)	(2,446)	—	(2,446)
Net income (loss)	$9,489	18,632	(3,188)	24,933	—	$24,933

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

19

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended December 31, 2017 and 2016.

	Three months ended
	December 31,
(in thousands of U.S. dollars)	2017	2016
Interest income	$159	$160
Interest expense:
Interest expense	(6,410)	(5,389)
Commitment fees	(250)	(279)
Amortization of debt issuance cost and fair value of debt assumed	(198)	(467)
Total interest expense	(6,858)	(6,135)
Gain (loss) on derivative instruments	982	661
Other items, net:
Unrealized foreign exchange gain (loss)	(46)	140
Realized foreign exchange gain (loss)	(2)	(94)
Bank charges, fees and other	(39)	(45)
Withholding tax on interest expense and other	(631)	(555)
Total other items, net	(718)	(554)
Total financial income (expense), net	$(6,435)	$(5,868)

20

Appendix A: Segment EBITDA

Non-GAAP Financial Measure

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

21

	Three months ended December 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$21,346	6,102	(2,067)	25,381			$25,381 (3)
Interest income	(17)	(28)	(142)	(187)	28	(4)	(159)
Interest expense	6,362	3,437	496	10,295	(3,437)	(4)	6,858
Depreciation and amortization	5,265	2,435	—	7,700	(2,435)	(5)	5,265
Other financial items (2)	(280)	(3,681)	16	(3,945)	3,681	(6)	(264)
Income tax (benefit) expense	(2,088)	—	(16)	(2,104)			(2,104)
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,409	(4)	3,409
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,435	(5)	2,435
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(3,681)	(6)	(3,681)
Non-controlling interest in Segment EBITDA	(3,438)	—	—	(3,438)			(3,438)
Segment EBITDA	$27,150	8,265	(1,713)	33,702			$33,702

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

22

	Three months ended December 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$9,489	18,632	(3,188)	24,933			$24,933 (3)
Interest income	—	(2)	(160)	(162)	2	(4)	(160)
Interest expense	4,855	3,687	1,280	9,822	(3,687)	(4)	6,135
Depreciation and amortization	2,639	2,395	—	5,034	(2,395)	(5)	2,639
Other financial items(2)	(104)	(16,120)	(3)	(16,227)	16,120	(6)	(107)
Income tax (benefit) expense	2,430	—	16	2,446			2,446
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,685	(4)	3,685
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,395	(5)	2,395
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	(16,120)	(6)	(16,120)
Segment EBITDA	$19,309	8,592	(2,055)	25,846			$25,846

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

23

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-controlling interest in amortization in revenues for above market contracts, non-cash revenue: tax paid directly by charterer less non-controlling interest: non-cash revenue, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost and fair value of debt assumed, other items (net), unrealized foreign exchange losses (gains), current income tax expense, net of uncertain tax position less non-cash income tax: tax paid directly by charterer, non-controlling interest in finance and tax items and other adjustments such as indemnification paid or to be paid by Höegh LNG for the non-cash boil-off accrual, non-budgeted expenses, losses and estimated maintenance indemnified by, or refunded to, Höegh LNG, distributions on the Series A preferred units and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to limited partners. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

24

(in thousands of U.S. dollars)	Three months ended December 31, 2017
Segment EBITDA	$33,702
Cash collection/Principal payment on direct financing lease	900
Amortization in revenues for above market contracts	915
Non-controlling interest: Amortization of above market contract	(101)
Non-cash revenue: Tax paid directly by charterer	(229)
Non-controlling interest: Non-cash revenue	34
Equity in earnings of JVs: Amortization of deferred revenue	(588)
Interest income (1)	187
Interest expense (1)	(10,295)
Amortization of debt issuance cost (1) and fair value of debt assumed	242
Other items, net	(718)
Unrealized foreign exchange losses (gains)	47
Current income tax benefit (expense), net of uncertain tax position	659
Non-cash income tax: Tax paid directly by charter	229
Non-controlling interest: Finance and tax items	714
Other adjustments:
Refund to Höegh LNG of previous indemnifications for non-budgeted expenses	(1,534)
Distributions relating to Series A preferred units (2)	(2,480)
Estimated maintenance and replacement capital expenditures	(4,725)

Distributable cash flow	$16,959

(1)	The Partnership's interest in the joint ventures' interest income, interest expense and amortization of debt issuance cost is $28, $3,437 and $44, respectively.

(2)	Represents distributions payable on Series A preferred units related to the period from October 5, 2017 to December 31, 2017.

25

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

(in thousands of U.S. dollars)	Three months ended December 31, 2017
Distributable cash flow	16,959
Estimated maintenance and replacement capital expenditures	4,725
Refund to Höegh LNG of previous indemnifications for non-budgeted expenses	1,534
Distributions relating to Series A preferred units	2,480
Non-controlling interest in Segment EBITDA	3,438
Non-controlling interest: Amortization of above market contract	101
Non-controlling interest: Finance and tax items	(714)
Non-controlling interest: Non-cash revenue	(34)
Equity in earnings of JVs: Amortization of deferred revenue	588
Equity in earnings of JVs: Amortization of debt issuance cost	(44)
Equity in earnings of JVs: Depreciation and amortization	(2,435)
Equity in earnings of JVs: Gain (loss) on derivative instruments	3,681
Equity in losses (earnings) of joint ventures	(6,102)
Cash collection/Principal payment on direct financing lease	(900)
Changes in accrued interest expense and interest income	266
Other adjustments	111
Changes in working capital	(2,133)

Net cash provided by (used in) operating activities	$21,521

26

Media contact:
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com

27